gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

June 26, 2006

Mail Stop 3720

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

EP Floors, Inc.

Registration Statement Form SB-2/Amendment 1

File No.: 333-132621

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial filing of the Registration Statement or represent an updating of material previously filed to reflect any developments in  EP Floors, Inc.’s business.  The paragraph numbers below correspond to the numbered comments in your April 17, 2006 letter of comment.

General

1.

We have contacted our edgarizer and explained our footnotes must not appear as endnotes.

Prospectus Summary

2.

We have made the additional disclosures requested. In this regard, please note that our two directors devote fulltime to us.

3.

We have made the requested disclosures by inserting summarized financial data in the Prospectus Summary and disclosing the going concern doubts raised by our audit firm as well as our lack of financial resources and financing arrangements.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 26, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

Risk Factors

4.

We have expanded the disclosure in Risk Factor #1 as requested.

5.

We have expanded our disclosure as requested in Risk Factor #2 and in the second full paragraph of Liquidity in the MDA section.

6.

We have made the requested disclosure in Risk Factor #3.

7.

We have disclosed, in Risk Factor #5, that we believe that capital expenditures are generally discretionary in nature and are generally among the first areas of spending impacted during recessionary periods and among the last to recover during periods of economic recovery. There is no realistic way to predict the frequency, severity or timing of economic downturns or recessions in the US economy. However, if a severe downturn or recession does occur, it may have a significant impact on the timing and pricing of contracts awarded to us. The deferral, delay, or cancellation of our customers’ capital spending plans could have a material adverse effect on our business.

8.

We have disclosed, in Risk Factor No. 6 and in Business - Product, that we generally use three unaffiliated suppliers, Duraflex, Inc., Crossfield Products Corp., and National Polymers, Inc.  As is typical in our industry, we buy products on an individual purchase order basis and have no supply contracts. In general, this method of purchase is routine in our industry.

9.

We have made the requested disclosure in Risk Factor #8 and in Liquidity.

10.

We have made the requested disclosure in Risk Factor #9.

11.

We have eliminated the last paragraph of Risk Factor #12. The matter disclosed in that paragraph is covered in Risk Factor #14.

12.

We have expanded our disclosure in Risk Factor #17 as requested. The disclosure is prospective in nature. We have not been advised of material weaknesses by our auditors.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 26, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

13.

We understand that we must provide the disclosure required by Item 307 of Regulation SB in our first periodic report that is filed after the effectiveness of our Registration Statement and do not anticipate any significant problems in complying with those control and procedure requirements.

14.

We have added a new Risk Factor #20 to disclose the requested information.

15.

We have made the requested disclosures in Risk Factor #19.

Determination of Offering Price

16.

We have expanded our disclosure as requested.

Note Regarding Forward-Looking Statements

17.

We have eliminated the “incorporated by reference” phrase.

Management Discussion and Analysis or Plan of Operation

18.

We have expanded our disclosure as requested, including that most of our requests for bids come from contacts of our president, referrals from  prior customers and from prior customers themselves. A lesser number of possible customers comes from our Internet site. We expect this trend to continue for the foreseeable future and are not planning any new or different marketing approaches. We do not perform any research and product development. Our strength is installing existing products in the way that best meets customer needs and requirements.

19.

See the response for Item 18. Our costs consist principally of labor and materials. Therefore, volume and pricing are the principal elements impacting our gross margins. We have expanded our disclosure to indicate the key factors impacting our business.

20.

We have disclosed the numbers of floors installed by year in the second paragraph of Business.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 26, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

21.

We do not have a budgeted level of expenses. We have no objective or realistic way of knowing how many contracts that we will be awarded. Receipt or failure to receive a small number of contracts has a material impact on our operations. We address this in our disclosures. See also the second paragraph in Liquidity.

Liquidity

22.

The penultimate paragraph of Liquidity and new Exhibit 10.3 address the costs of the offering. See Item 9 for key-man life insurance. We cannot provide any estimate as to when it will be purchased.

23.

We have removed the reference to a bank loan.

24.

We indicate that we do not have a capital-intensive business plan that requires significant expenditures for research or equipment.

25.

We did not say or imply that we planned on using S8 shares to compensate consultants and other service providers. Our plan is to use restricted shares whenever possible. If we do use S8 to register shares, it would be to individuals for services that are eligible to receive S8 shares. In no event would we use S8 to compensate individuals for raising funds or promoting our shares. We have disclosed these plans specifically in the last paragraph in Liquidity.

26.

We disclose that during 2005, prior to filing our initial registration statement, we made a loan of $12,430 to our president. No further loans will be by us made to Mr. Long.

Recent Accounting Pronouncements

27.

We have removed the description of proposals made by the SEC’s advisory committee.

Critical Accounting Policies

28.

We have edited and deleted disclosures.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 26, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

Business

29.

We have disclosed that the requirements are set forth in general terms in Government publications. Specific licensing or certification is not offered or required.

30.

We have disclosed the number of installations performed in each of 2005 and 2004 and the states in which we have performed contracts. Our records do not divide contract work by state performed.

31.

We have made the requested changes by inserting sections for major customers and research and development.

Product

32.

We have made the required reconciliation. See also the response to Item 8 above.

33.

We have added disclosure that the technology and materials are no longer proprietary in nature. The key elements for installers and users are knowledge and quality of use.

Installation Approach

34.

We disclose that our work crews at jobs generally consist of eight to ten individuals, including a supervisor. Most of these team members are employees who generally earn $15 to $17 per hour. However, we use local temporary employment agencies in the geographic area in which the installation takes place to provide workers for lower skill positions such as sweepers and vacuumers. We have also supplemented Employees as requested.

Sales and Marketing

35.

We have disclosed the name of our operations manager.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 26, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

36.

We have disclosed that we generally avoid being a subcontractor working for a general construction contractor because we believe that a prime contractor tends to be much more aggressive negotiating prices for contracts and then does not pay subcontractors until after the prime contractor has been paid by the customer.

37.

We have disclosed that we have been in operations since September 2003 which is less than the term of our warranty period. We believe that, based on our understanding of the product and the experience in the industry, the significant likelihood of incurring warranty costs occurs during the first few months after installation. During those periods our experience requiring the need for warranty expenses has been immaterial.

Competition

38.

We have made the requested changes and additions.

Directors, Executive Officers, Promoters and Control Persons

39.

We have already disclosed that all directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. We also disclose the expiration dates of each director’s current term.

40.

We have disclosed that Mr. Long performed most of the same functions for EPF, Inc. as he does for us.

41.

We have inserted a new Risk Factor #21 dealing with Mr. Long’s lack of financial reporting experience.

42.

We have disclosed in several places, including Employees, that Mr. Long devotes fulltime to us.

Description of Capital Stock

43.

We have made the appropriate correction.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 26, 2006

Re:

EP Floors, Inc.

Registration Statement Form SB-2

File No.: 333-132623

Plan of Distribution

44.

Appropriate corrections have been made.  The Financial Information Services Division of Moody’s Investors Service was acquired by Mergent, Inc. in July 1998.  See Mergent website www.mergent.com.

Financial Statements

Report of Independent Registered Public Accounting Firm

45.

We have been advised that MantylaMcReynolds, LLC is licensed in the state of Massachusetts where we are located.

Statement of Operations

46.

Operating Statement now contains requested proforma portion with estimated income tax expense (using 15% federal rate and 9.5% Massachusetts rate).

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

EP Floors, Inc.

Mantyla McReynolds, LLC